April 3, 2020

Javier H. Idrovo
Chief Financial Officer
Hain Celestial Group Inc.
1111 Marcus Avenue
Lake Success, New York 11042

       Re: Hain Celestial Group Inc.
           Form 10-K for the Year Ended June 30, 2019
           Filed August 29, 2019
           File No. 000-22818

Dear Mr. Idrovo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing